January 27, 2006


Via U.S. Mail and Fax
Lawrence D. Rubenstein
General Counsel
Wells Fargo Asset Securities Corporation
c/o Wells Fargo Bank, N.A.
530 Fifth Avenue, 15th Floor
New York, New York 10036

Re:	Wells Fargo Asset Securities Corporation
	File No. 333-129159, Amendment No. 2
	Filed January 24, 2006

Dear Mr. Rubenstein,

      We have reviewed your submission and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. The Division of Investment Management ("IM") has asked us to advise you that, on the basis of the information in the Registrant`s
Form S-3 registration statement, it appears that the Registrant may be an investment company as defined in the Investment Company Act of
1940 ("1940 Act"). Accordingly, please explain why the Registrant should not be considered an investment company subject to registration and regulation under the 1940 Act. If, for example, the
Registrant intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that each trust`s asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C).
Closing

      Please amend your submission in response to these comments. Marked copies of the amendments greatly facilitate our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

      You may contact Mathew C. Bazley at (202) 551-3382 with any questions or you may reach me at (202) 551-3348.


Sincerely,



								Jennifer G. Williams
								Special Counsel



cc: 	Via facsimile: (212) 504-6666
	Jordon M. Schwarz
	Cadwalader, Wickersham & Taft LLP
	One World Financial Center
	New York, NY 10281

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Wells Fargo Asset Securities Corporation
January 27, 2006
Page 1